Exhibit 99.2

File no.: 1022720/2454

  call option agreement

between

Biogen Swiss Manufacturing GmbH

FWP HoldCo ApS

And

Forward Pharma A/S

concerning the shares in FWP IP ApS

File no.: 1022720/2454

This

 Call Option Agreement

(the “Call Option Agreement”) is made on 22 November 2017 between

FWP HoldCo ApS

Registration no. (CVR no. ________________)

Østergade 24A, 1.

1100 Copenhagen K

Denmark

(“HoldCo”)

Biogen Swiss Manufacturing GmbH

Landys & Gyr Strasse 3

6300 Zug

Switzerland

(“Biogen”)

and

Forward Pharma A/S

Registration no. (CVR no. 28 86 58 80)

Østergade 24A, 1.

1100 Copenhagen K

Denmark

(“Forward Pharma A/S”)

(each a “Party” and collectively the “Parties”)

concerning the shares in FWP IP ApS, a Danish private limited liability company with registration no. (CVR no. 38 75 83 57) having its registered address at Østergade 24A, 1., 1100 Copenhagen K, Denmark (the “Company”).

1	background

1.1	Biogen, Biogen International Holding Ltd. (together with Biogen, “Licensee”), Forward Pharma A/S and certain other parties (“Additional Parties”) have entered into a Settlement and License Agreement dated 17 January 2017 (the “License Agreement”). Capitalized terms used and not defined in this Call Option Agreement shall have the meaning ascribed in the License Agreement.

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1.2	Pursuant to Section 2.11 of the License Agreement, Forward Pharma A/S has agreed to use commercially reasonable efforts to effect a corporate restructuring as further specified in Appendix D to the License Agreement.

1.3	On 30 June 2017, Forward Pharma A/S completed Step 1 and Step 2 of the corporate restructuring substantially in the manner described in Appendix D to the License Agreement pursuant to the following agreements:

(i)	Forward Pharma A/S and Forward Pharma Operations ApS (a wholly-owned subsidiary of Forward Pharma A/S) (“Forward Pharma Operations”) entered into that certain Asset Contribution Agreement dated as of 30 June 2017 (the “Asset Contribution Agreement”), pursuant to which Forward Pharma A/S contributed to Forward Pharma Operations all of the assets, rights, liabilities and obligations specified or referred to therein;

(ii)	In connection with the Asset Contribution Agreement, Forward Pharma A/S, Forward Pharma Operations, Licensee and the Additional Parties entered into the First Assignment and Assumption Agreement dated as of 30 June 2017, pursuant to which, inter alia, (a) Forward Pharma A/S confirmed its assignment to Forward Pharma Operations of all of Forward Pharma A/S’s right, title and interest in and to the License Agreement, (b) Forward Pharma Operations confirmed its acceptance of such assignment and its assumption from Forward Pharma A/S of all liabilities and obligations of Forward Pharma A/S under the License Agreement, and (c) Licensee consented to such assignment and assumption;

(iii)	Forward Pharma Operations and the Company entered into that certain Asset Transfer Agreement dated as of 30 June 2017 (the “IP Transfer Agreement”), pursuant to which Forward Pharma Operations transferred to the Company all of Forward Pharma Operations’ legal and beneficial right, title and interest to the Licensed Intellectual Property, subject in all respects to the terms and conditions of the License Agreement, the IP Transfer Agreement and the IPR Services Agreement (as defined below); and

(iv)	Forward Pharma A/S, Forward Pharma Operations, the Company and Licensee entered into that certain IPR Services, Administration, Funding and Novation Agreement dated as of 30 June 2017 (the “IPR Services Agreement”), pursuant to which, inter alia, (a) Forward Pharma Operations assigned to the Company the SubCo 1 Rights (as defined in the IPR Services Agreement), and the Company assumed the SubCo 1 Obligations (as defined in the IPR Services Agreement) and Licensee consented to such assignment and assumption and (b) the Company agreed to perform certain obligations and comply with certain restrictions with respect to the Licensed Intellectual Property.

1.4	On 9 November, 2017, Step 3 of the corporate restructuring described in Appendix D to the License Agreement was completed by way of the formation of FWP Fonden (CVR-no. 39074788) (the “Foundation”) and the formation of HoldCo. HoldCo is a wholly owned subsidiary of the Foundation.

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1.5	To complete Step 4 of the corporate restructuring described in Appendix D to the License Agreement:

(i)	On the date hereof, Forward Pharma Operations and HoldCo entered into that certain Share Purchase Agreement, pursuant to which Forward Pharma Operations agreed to sell all of the issued and outstanding shares of the Company to HoldCo on the terms and conditions therein;

(ii)	HoldCo, Biogen and Forward Pharma A/S are entering into this Call Option Agreement to grant Biogen the Call Option (as defined below) on the terms and conditions set forth herein; and

(iii)	In connection with the foregoing, on the date hereof, HoldCo, Biogen and Forward Pharma A/S shall enter into that certain Pledge Agreement (the “Pledge Agreement”), pursuant to which HoldCo shall grant a pledge of all of the issued and outstanding shares of the Company in favour of Biogen as security for fulfilment of such Call Option. The Pledge Agreement is attached as Appendix 1 to this Call Option Agreement.

2	definitions

2.1	In addition to the terms defined elsewhere in this Call Option Agreement, the following terms shall have the following meanings in this Call Option Agreement:

Biogen Party	means Biogen or any of its affiliates or any of Biogen’s or its affiliates’ assignees or designees.
Exercise Event	means a material breach by the Company of the SubCo 1 Obligations (as defined in the IPR Services Agreement) which (i) has been expressly recognized and acknowledged by Forward Pharma A/S and HoldCo in writing; or (ii) has been determined according to a final and non-appealable judgment by either the courts in the County of New York in the State of New York or by confidential arbitration conducted and administered by JAMS or any successor entity thereto, in either case pursuant to the procedure set out in Section 8.10 (Dispute Resolution) of the License Agreement, but in the case of clauses (i) and (ii), excluding any such material breach which is caused by or otherwise arises from any action or inaction by any Biogen Party (including but not limited to any approval or veto by any Biogen Party of any action or inaction by HoldCo or the Company).

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Option Shares	means the entire share capital of the Company held by HoldCo of an aggregate nominal value of DKK 50,000 representing 100% of the Company’s share capital as at the date hereof together with any future shares and any other present and future securities issued by the Company to HoldCo, including (but not limited to) any warrants, options, bonus shares, subscription rights and convertibles and all rights associated with such shares or other securities in the Company, including all voting rights and rights to receive dividends, liquidation or redemption proceeds, interest and other distributions paid or payable after the date hereof whether in cash or in kind.
3	Call Option

3.1	The Parties hereto agree to a call option (the “Call Option”) in favour of Biogen, pursuant to which Biogen shall have the right, but not the obligation, solely following the occurrence of an Exercise Event, to acquire the Option Shares on the terms and conditions and at the Purchase Price as set forth in this Call Option Agreement. The Call Option may only be exercised in full.

3.2	The Call Option granted to Biogen hereunder shall be entered into the shareholders’ register of the Company in respect of all of the Option Shares.

3.3	If an Exercise Event occurs and Biogen exercises the Call Option in accordance with this Call Option Agreement:

(i)	at the closing of any sale of the Option Shares pursuant to this Call Option Agreement, HoldCo shall represent and warrant to Biogen that: (i) HoldCo has the full right, title and legal and beneficial interest in and to the Option Shares, and (ii) save as provided for in the Pledge Agreement, the Option Shares are owned by HoldCo, free and clear of all liens, pledges, security interests, options or any other encumbrances; and

(ii)	the closing of any sale of the Option Shares pursuant to such exercise of the Call Option shall take place as soon as possible (and in any event no later than 10 Business Days) following the receipt by HoldCo and Forward Pharma A/S of the Call Exercise Notice (it being understood that Biogen shall give HoldCo and Forward Pharma A/S at least 3 Business Days prior written notice of the date of closing (the “Closing Date”)).

3.4	The purchase price for the Option Shares shall be the intrinsic value (in Danish: “indre værdi”) of the Company as per the most recently adopted annual report for the Company as at the date of the Call Exercise Notice, provided, that if the date of the Call Exercise Notice is prior to the date of adoption of the Company’s first annual report, the purchase price shall be DKK 335,999 (the “Purchase Price”).

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3.5	On the Closing Date, Biogen shall irrevocably pay, or cause to be paid, by wire transfer of immediately available funds to the account designated in writing by HoldCo, the Purchase Price, or if no account has been so designated by HoldCo, to an escrow account with HoldCo´s Danish legal counsel, or if no account has been designated by HoldCo and Biogen has not been provided with the name and account details of HoldCo’s Danish legal counsel prior to the Closing Date, to an escrow account of Biogen’s choice. Simultaneously with the payment of the Purchase Price, HoldCo shall deliver, or cause to be delivered, to Biogen the shareholders’ register of the Company with Biogen duly registered as the owner of the Option Shares duly signed by the management of the Company.

4	Exercise

4.1	The Call Option may be exercised only in the event that an Exercise Event occurs.

4.2	In the event that an Exercise Event occurs and Biogen wishes to exercise the Call Option, Biogen shall deliver to HoldCo a written, unconditional and irrevocable notice (the “Call Exercise Notice”) exercising the Call Option and concurrently deliver to Forward Pharma A/S a copy of such Call Exercise Notice.

4.3	Prior to the Closing Date and the completion of the sale and purchase of the Option Shares in accordance with the terms of this Call Option Agreement, HoldCo shall have the right to exercise any and all shareholders’ rights attaching to the Option Shares, unless otherwise specifically set forth in this Call Option Agreement or in the Pledge Agreement.

5	Notices

5.1	All notices, requests, claims, demands and other communications under this Call Option Agreement shall be in writing and shall be delivered by hand, sent by facsimile, sent by e-mail or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, facsimile or email, or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a Party as shall be specified by like notice):

If to Biogen, to:

Biogen Inc.

225 Binney Street

Cambridge, MA 02142, USA

Attention: General Counsel

E-mail: susan.alexander@biogen.com

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If to HoldCo, to:

FWP HoldCo ApS

Østergade 24A, 1.

1100 Copenhagen K

Denmark

Attention: Claus Bo Svendsen

E-mail: cbs@forward-pharma.com

If to Forward Pharma A/S, to:

Forward Pharma A/S

Østergade 24A, 1.,

1100 Copenhagen K

Denmark

Attention: Florian Schönharting

E-mail: fs@nordicbiotech.com

6	Amendments and Waivers

6.1	Subject to Sections 6.2 and 6.3, this Call Option Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective.

6.2	Notwithstanding anything in this Call Option Agreement to the contrary, any amendment or waiver hereunder signed by HoldCo shall not be effective unless and until such amendment or waiver is signed by Forward Pharma A/S.

6.3	Any amendment or waiver in contravention of this Section 6 shall be null and void.

7	publicity

7.1	The terms of this Call Option Agreement shall not be made public or otherwise disclosed by any Party except (i) with the prior written consent of each other Party, (ii) as may be required by law, applicable accounting or stock exchange regulations or order of a court of competent jurisdiction, or (iii) to a Party’s auditors, legal counsel and other advisors who are required by law or written agreement to observe secrecy.

8	tax implications

8.1	All tax obligations and consequences to any Party resulting from this Call Option Agreement, or the Option Shares acquired by the exercise of such Call Option, are the sole responsibility of such Party and of no concern to any other Party and/or the Company; provided that in the event any payments of the Purchase Price are subject to withholding taxes under applicable law, Biogen shall deduct and withhold the amount of such taxes to the extent required by applicable law and the amount of any such taxes so withheld or deducted shall be treated for all other purposes of this Call Option Agreement as if paid to HoldCo.

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9	Assignment

9.1	Biogen may not assign this Call Option Agreement or any of its rights, interests or obligations hereunder, in whole or in part, by operation of law or otherwise to any Person without the prior written consent of HoldCo and Forward Pharma A/S, provided that, Biogen may assign this Call Option Agreement and any or all of its rights, interests and obligations hereunder, in whole or in part, in its sole discretion and without the consent of HoldCo and Forward Pharma A/S, to (i) any of its Affiliates or (ii) any Person that is an assignee of Licensee under the License Agreement (it being understood that no such assignment shall relieve Biogen of its obligations under this Call Option Agreement if such assignee does not perform such obligations).

9.2	HoldCo may not assign this Call Option Agreement or any of its rights, interests or obligations hereunder, in whole or in part, by operation of law or otherwise to any Person without the prior written consent of Biogen and Forward Pharma A/S.

9.3	Any assignment of this Call Option Agreement in contravention of Section 9 shall be null and void.

10	termination

This Call Option Agreement and any and all rights and obligations hereunder shall immediately and automatically terminate upon the termination of the IPR Services Agreement, provided that such termination shall not relieve any Party of any obligation or liability arising out of or related to any breach of this Agreement occurring prior to the termination of this Agreement.

11	Other provisions

11.1	From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary or desirable to give effect to the transactions contemplated by this Call Option Agreement.

11.2	This Call Option Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page of this Call Option Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Call Option Agreement.

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11.3	Notwithstanding anything in this Call Option Agreement to the contrary, the Parties hereby agree that Biogen shall have the right to set off the amount of any claim it may have against HoldCo and/or the Company resulting from the Company’s breach of the SubCo 1 Obligations (as defined in the IPR Services Agreement) against the Purchase Price payable pursuant to this Call Option Agreement.

11.4	For the avoidance of doubt, Biogen acknowledges and agrees that neither this Call Option Agreement, the Pledge Agreement, nor the exercise of any rights under such agreements shall limit or otherwise affect Licensee´s payment obligations under Article IV of the License Agreement in any way.

11.5	The rights and obligations in, to and under this Call Option Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

12	Governing law and disputes

12.1	This Call Option Agreement is governed by and will be interpreted in accordance with Danish law regardless of the laws that might otherwise govern under applicable conflicts of laws rules to the extent that such rules are not mandatory.

12.2	Any dispute or claim arising out of or in connection with this Call Option Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration) (the “Institute”).

12.3	The arbitration tribunal shall be composed of three arbitrators.

12.4	Each Party to the dispute or claim shall appoint one arbitrator (provided that where a dispute or claim involves each of the Parties, Biogen and HoldCo, and not Forward Pharma A/S, shall appoint one arbitrator each) and the Institute shall appoint a third arbitrator who shall be the Chairman of the arbitration tribunal. If a Party (or in a dispute or claim involving each of the Parties, Biogen or HoldCo) has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute. The arbitrators shall be neutral and independent of each Party.

12.5	The place of arbitration shall be Copenhagen.

12.6	The language(s) of the arbitration shall be English.

This Call Option Agreement has been signed in three original copies, each Party receiving one copy.

SIGNATURE PAGE FOLLOWS

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SIGNATURE PAGE TO CALL OPTION AGREEMENT

For Biogen Swiss Manufacturing GmbH: ____________________________ Name: Date:	____________________________ Name: Date:

For FWP HoldCo ApS: ____________________________ Name: Date:	____________________________ Name: Date:
For Forward Pharma A/S: ____________________________ Name: Date:	____________________________ Name: Date:

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